UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 11-K/A

☒   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008.

☐   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____

Commission file number **1-8222**

CENTRAL VERMONT PUBLIC SERVICE CORPORATION
EMPLOYEE SAVINGS AND INVESTMENT PLAN
(Full title of the Plan)

CENTRAL VERMONT PUBLIC SERVICE CORPORATION
(Name of Issuer of Securities)

77 Grove Street, Rutland, Vermont   **05701**
(Address of Issuer's Principal Office)   (Zip Code)

Total Number of Pages in File: 13

CENTRAL VERMONT PUBLIC SERVICE CORPORATION
EMPLOYEE SAVINGS AND INVESTMENT PLAN

INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

DECEMBER 31, 2008 AND 2007

	Page
Report of Independent Registered Public Accounting Firm	3
Statements of Net Assets Available for Benefits as of December 31, 2008 and 2007	4
Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2008 and 2007	5
Notes to Financial Statements	6
Form 5500, Schedule H, Part IV, Line 4i Schedule of Assets (held at end of year) as of December 31, 2008	12
Signature	13

CENTRAL VERMONT PUBLIC SERVICE CORPORATION
EMPLOYEE SAVINGS AND INVESTMENT PLAN

Report of Independent Registered Public Accounting Firm

The Employee Savings & Investment Plan Committee
Central Vermont Public Service Corporation
Rutland, Vermont

We have audited the accompanying statements of net assets available for plan benefits of the Central Vermont Public Service Corporation Employee Savings and Investment Plan (the "Plan") as of December 31, 2008 and 2007 and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Central Vermont Public Service Corporation Employee Savings and Investment Plan at December 31, 2008 and 2007, and the changes in its net assets available for plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the 2008 basic financial statements taken as a whole. The 2008 information included in the supplemental schedule is presented for purposes of additional analysis and is not a required part of the 2008 basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The information in the supplemental schedule has been subjected to the auditing procedures applied in the audit of the 2008 basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the 2008 basic financial statements taken as a whole.

/s/ McSoley McCoy & Company

June 23, 2009

VT Reg. No. 92-349

CENTRAL VERMONT PUBLIC SERVICE CORPORATION
EMPLOYEE SAVINGS AND INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2008 AND 2007

	2008	2007
Investments, at fair value		
Mutual Funds	**$ 39,360,331**	$ 57,270,791
Managed Income Portfolio	**8,903,905**	8,403,597
Central Vermont Pubic Service Corporation (common stock)	**4,068,798**	4,388,840
Other Common Stock	**421,892**	525,094
Money Market Funds	**555,140**	720,572
Participant Loans	**1,130,260**	1,291,142
Total Investments, at fair value	**54,440,326**	72,600,036
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	**480,295**	91,326
Other Receivables	**3,075**	937
Net Assets Available for Benefits	**$ 54,923,696**	$ 72,692,299

The accompanying notes are an integral part of these financial statements

CENTRAL VERMONT PUBLIC SERVICE CORPORATION
EMPLOYEE SAVINGS AND INVESTMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008	2007
CONTRIBUTIONS		
Employee	$ 3,768,776	$ 3,568,995
Employer	1,445,415	1,352,092
Rollovers	184,649	353,964
Total Contributions	5,398,840	5,275,051
INVESTMENT INCOME		
Net (Depreciation) Appreciation of Fair Value of Investments	(22,642,035)	948,989
Interest and Dividend Income	1,785,780	5,142,509
Net Investment Gain from Managed Income Portfolio	348,155	361,507
Net Investment (Loss) Gain from Brokerage Account	(285,921)	160,350
Administrative Expenses	(29,342)	(28,398)
Total Investment (Loss) Income	(20,823,363)	6,584,957
DISTRIBUTIONS		
Benefit Payments	(2,301,032)	(5,556,833)
Loan Defaults	(43,048)	(40,230)
Total Distributions	(2,344,080)	(5,597,063)
NET (DECREASE) INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	(17,768,603)	6,262,945
NET ASSETS AVAILABLE FOR BENEFITS		
Beginning of Year	72,692,299	66,429,354
End of Year	$ 54,923,696	$ 72,692,299

The accompanying notes are an integral part of these financial statements

CENTRAL VERMONT PUBLIC SERVICE CORPORATION
EMPLOYEE SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008 and 2007

Note 1 - Plan Description and Related Information

General - The purpose of the Central Vermont Public Service Corporation Employee Savings and Investment Plan (the Plan), a defined contribution plan, is to encourage savings and investments by eligible employees of Central Vermont Public Service Corporation and its affiliates (the "company") and to afford additional security for their retirement. The Plan became effective January 1, 1985. More complete information regarding the Plan's provisions may be found in the plan document.

Contributions and Vesting - Employees are eligible to join the Plan immediately upon hire. Employees electing to participate in the Plan make pre-tax contributions of at least 1 percent, but not more than 40 percent, of their compensation as defined by the Plan. The maximum pre-tax contribution for 2008 was $15,500. Employees who are age 50 and older could make pre-tax catch-up contributions up to a maximum of $5,000 in 2008. Catch-up contributions are ineligible for employer match. Employees can make post-tax contributions of at least 1 percent, but not more than 10 percent. Eligible employees are 100 percent vested in their pre-tax and post-tax contribution account and in their matching employer contribution account. Employee contributions also include rollovers.

During 2008 and 2007, company matching contributions were 100 percent of the first 4.25 percent of eligible pre-tax compensation, excluding overtime, contributed to the Plan by each participant per pay period. Participants are eligible for the matching contribution in the first pay period following their first anniversary date.

On January 1, 2009, members of the International Brotherhood of Electrical Workers Local 300 ratified the union employees' five-year contract with the company. The contract included a provision, subject to CVPS Board of Director approval within the contract period, to close the CVPS pension plan to new hires. This would result in a 0.5 percent core contribution to existing employees and a three percent core contribution to new employees in addition to the current 4.25 percent company match described above.

Participant Accounts - Each participant's account is credited with the participant's basic and any rollover or after-tax contributions and his or her allocation of (a) the company's contribution; and (b) investment earnings attributable to such contributions. The allocation of the Plan's earnings is based on participants' account balances. Participants allocate contributions among various investment choices, including mutual funds, managed income portfolio, money market funds and common stock, including Central Vermont Public Service Corporation Common Stock Fund ("CVPS Common Stock Fund"). Company contributions are automatically invested in accordance with the participant's investment direction for his or her account.

Payment of Benefits - Participants (or their beneficiaries) will be entitled to distribution of the full value of their Plan account (including their contributions, matching company contributions and investment earnings) upon retirement, disability, death or other termination of employment with the company or upon attainment of age 59 1/2. Any participant may withdraw from his or her account amounts contributed by the participant on an after-tax basis or amounts necessary to meet certain financial hardships. In addition, once per plan year, any person who has been a participant in the Plan for at least 60 months may withdraw all or a portion of his or her account attributable to company matching contributions. Benefit distributions are made either as (a) a single lump-sum payment, (b) an annuity contract purchased from an insurance company, (c) quarterly or annual installments over a period not to exceed 10 years or (d) with respect to the CVPS Common Stock Fund, shares of the company's common stock.

Participant Loans - Participants may borrow from their plan account balance. The maximum borrowings shall not exceed the lesser of $50,000 (reduced by the highest outstanding loan balance in the previous 12 months) or 50 percent of the value of the participant's account, subject to certain limitations. Participants may repay the loan through payroll deduction over a period of up to five years or up to 30 years if the loan is to purchase the participant's primary residence. The interest rates charged on loans outstanding as of December 31, 2008 and 2007 range from 6.25 percent to 10.0 percent and mature at various dates through 2035.

Plan Trustee - Fidelity Management Trust Company (Fidelity) became trustee of the Plan effective May 1, 2002.

Note 2 - Summary of Significant Accounting Policies

Basis of Accounting - The financial statements of the Plan are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). Contributions made by the company are recognized by the Plan in the year the related participant's contribution is made. Administrative costs are recognized when incurred. Benefit distributions are recognized when made.

Investment Valuation and Income Recognition - The Plan's investments are stated at their fair value with the exception of Fidelity Managed Income Portfolio, which is stated at fair value with the related adjustment amount from contract value disclosed in the statements of net assets available for benefits. The statement of changes in net assets available for benefits is prepared on a contract value basis.

Mutual funds and common stock are stated at fair value. Participant loans are stated at their carrying values, which approximated their fair values. Purchases and sales of securities are recorded on the trade date. Interest from investments is recorded as earned on an accrual basis. Dividends are recorded on the ex-dividend date.

Fully Benefit-Responsive Investment Contracts - The investments of the Fidelity Managed Income Portfolio, a stable value investment fund, include fully benefit-responsive investment ("wrap") contracts. The objective of investing in wrap contracts is to ensure this fund's ability to distribute benefits at "contract value", which is equal to participant's principal balance plus accrued interest. In a typical wrap contract, the issuing bank or insurance company agrees to pay a fund the difference between the contract value and the market value of the underlying assets once the market value of the fund has been totally exhausted, provided all the terms of the wrap contract have been met. Wrap contracts may include terms that establish limits on the fund's investments, such as maximum duration limits, minimum credit standards, and diversification requirements.

Risks and Uncertainties - The Plan provides for various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the financial statements.

The Plan's investment options include the Fidelity Managed Income Portfolio, which invests in wrap contracts as described above. The fund's ability to meet this goal would be impaired, if for any reason, it was unable to obtain or maintain wrap contracts covering all of its underlying assets. This could result from an inability to find a replacement wrap contract following termination of a wrap contract. The fund attempts to assess the credit quality of wrap issuers; however, there is no guarantee as to the financial condition of a wrap issuer. The wrap issuer's ability to meet its contractual obligations may be affected by future economic and regulatory developments. In the event that wrap contracts fail to perform as intended, it is possible that the fund might not be able to provide for benefit responsive withdrawals at contract value.

Expenses - Brokerage commissions, registration charges and other expenses in connection with the purchase, sale or distribution of securities and other administrative costs for each investment fund, excluding a portion related to the CVPS Common Stock Fund, will be paid out of the Plan's accounts to which such expenses are attributable. Administrative expenses related to the CVPS Common Stock Fund are paid by the plan participants. Fees related to the Plan as a whole are shared between participants and the company.

Use of Estimates - The preparation of financial statements in conformity with U. S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value Measurements - On January 1, 2008, the Plan adopted FASB Statement No. 157, *Fair Value Measurements* ("SFAS 157") and subsequently adopted certain related FASB staff positions. SFAS 157 addresses

Note 2 - cont'd - how companies should measure fair value when they are required to use a fair value measure for recognition or disclosure purposes under U.S. GAAP. This standard applies prospectively to new fair value measures of financial instruments and recurring fair value measurements of non-financial assets and non-financial liabilities. SFAS 157 does not expand the use of fair value, but it has applicability to several current accounting standards that require or permit us to measure assets and liabilities at fair value. See Note 5 - Fair Value for additional information.

Note 3 - Plan Termination
Although it has not expressed any intent to do so, the company has the right under the Plan to terminate the Plan subject to the provisions of ERISA and the union bargaining agreement. Contributions to the Plan in future years are subject to the applicable tax regulations and the discretion of the company.

Note 4 - Income Taxes
The Plan is subject to the Employee Retirement Income Security Act of 1974 (ERISA) and certain provisions of the Internal Revenue Code (IRC). The Plan is intended to qualify under Section 401(a) of the IRC and the Internal
Revenue Service has issued a favorable determination letter, dated January 13, 2004, ruling that the Plan was designed in accordance with applicable IRC requirements as of the date of their letter. The Plan has been amended since receiving the determination letter. Plan management believes that the Plan is designed and is currently being operated in accordance with applicable IRC requirements and the Plan and related Trust continue to be tax exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.

Note 5 - Fair Value
Effective January 1, 2008, the Plan adopted SFAS 157 as required. SFAS 157 establishes a single, authoritative definition of fair value, prescribes methods for measuring fair value, establishes a fair value hierarchy based on the inputs used to measure fair value and expands disclosures about the use of fair value measurements; however, SFAS 157 does not expand the use of fair value accounting in any new circumstances. SFAS 157 defines fair value as "the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date."

Valuation Techniques SFAS 157 emphasizes that fair value is not an entity-specific measurement but a market-based measurement utilizing assumptions market participants would use to price the asset or liability. SFAS 157 provides guidance on three valuation techniques to be used at initial recognition and subsequent measurement of an asset or liability:

Market Approach: This approach uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.

Income Approach: This approach uses valuation techniques to convert future amounts (cash flows, earnings) to a single present value amount.

Cost Approach: This approach is based on the amount currently required to replace the service capacity of an asset (often referred to as the "current replacement cost").

The valuation technique (or a combination of valuation techniques) utilized to measure fair value is the one that is appropriate given the circumstances and for which sufficient data is available. Techniques must be consistently applied, but a change in the valuation technique is appropriate if new information is available.

Fair Value Hierarchy SFAS 157 establishes a fair value hierarchy ("hierarchy") to prioritize the inputs used in valuation techniques. The hierarchy is designed to indicate the relative reliability of the fair value measure. The highest priority is given to quoted prices in active markets, and the lowest to unobservable data, such as an entity's internal information. The lower the level of the input of a fair value measurement, the more extensive the disclosure requirements. There are three broad levels:

Note 5 - cont'd –
Level 1: Quoted prices (unadjusted) are available in active markets for identical assets or liabilities as of the reporting date. Level 1 includes mutual funds, common stock and money market funds.

Level 2: Pricing inputs are other than quoted prices in active markets included in Level 1, which are directly or indirectly observable as of the reporting date. This value is based on other observable inputs, including quoted prices for similar assets and liabilities in markets that are not active. Level 2 includes the Plan's managed income portfolio.

Level 3: Pricing inputs include significant inputs that are generally less observable. Unobservable inputs may be used to measure the asset or liability where observable inputs are not available. The Plan developed these inputs based on the best information available, including its own data. Level 3 instruments include participant loans. There were no changes to the Plan's Level 3 fair value measurement methodologies.

Recurring Measures The following table sets forth by level within the fair value hierarchy the Plan's financial assets and liabilities that are accounted for at fair value on a recurring basis. The Plan's assessment of the significance of a particular input to the fair value measurement requires judgment, and may affect the valuation of the assets and liabilities and their placement within the fair value hierarchy levels:

	Fair Value as of December 31, 2008			
	Level 1	Level 2	Level 3	Total
Mutual funds	$ 39,360,331	$ -	$ -	$ 39,360,331
Common stock	4,490,690	-	-	4,490,690
Money market funds	555,140	-	-	555,140
Managed income portfolio	-	8,903,905	-	8,903,905
Participant loans	-	-	1,130,260	1,130,260
Total	$ 44,406,161	$ 8,903,905	$ 1,130,260	$ 54,440,326

Mutual Funds, Common Stock and Money Market Funds The Plan uses the market approach to measure the fair values of mutual funds, common stock and money market funds. The Plan is able to obtain actively traded quoted prices for these funds.

Managed Income Portfolio The Plan's primary valuation technique to measure the fair value of the Plan's managed income portfolio is the market approach. Actively traded quoted prices cannot be obtained for the funds in the Plan's managed income portfolio; however, actively traded quoted prices for the underlying securities comprising the portfolio have been obtained. Due to these observable inputs, securities in the funds are classified as Level 2.

Level 3 Changes The following table is a reconciliation of changes in the net fair value of participant loans, which are classified as Level 3 in the fair value hierarchy. Participant loans are stated at their carrying values, in the statements of net assets available for benefits, which approximated their fair values at December 31, 2008. The valuation techniques used to measure fair value of the Managed income portfolio are included in Note 2. There were no transfers into or out of Level 3 during the periods presented.

	2008
Balance at Beginning of Period	$ 1,291,142
Issuances, repayments and settlements, net	(160,882)
Balance at December 31	$ 1,130,260

CENTRAL VERMONT PUBLIC SERVICE CORPORATION
EMPLOYEE SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008 and 2007

Note 6 - Investments

The fair market value of individual investments that represent five percent or more of the Plan's net assets available for benefits as of December 31, 2008 and 2007 are as follows:

	2008		2007
Fidelity Managed Income Portfolio	$ 8,903,905	$	8,403,597
Fidelity Disciplined Equity Fund	$ 5,931,181	$	10,436,020
Fidelity Balanced Fund	$ 5,362,316	$	7,888,768
American Funds Growth Fund - R4	$ 4,950,592	$	8,215,531
CVPS Common Stock Fund	$ 4,068,798	$	4,388,840
Fidelity Institutional Short-Intermediate Government Fund	$ 3,598,127	$	2,123,191
Fidelity Freedom 2010 Fund	$ 2,805,101	$	3,377,568
Fidelity Mid-Cap Stock Fund	$ 2,509,281	$	4,748,888

During 2008 and 2007, the Plan investments (including gains and losses on investments bought and sold, as well as held during the year) (depreciated) appreciated as follows:

	2008		2007
Fair Value Investments:			
Mutual Funds	$ (21,743,110)	$	(429,947)
CVPS Common Stock Fund	(898,925)		1,378,936
Net (Depreciation) Appreciation of Fair Value Investments	(22,642,035)		948,989
Brokerage Account	(285,921)		160,350
Total Net (Depreciation) Appreciation	$ (22,927,956)	$	1,109,339

Note 7 - Related Party Transactions

Certain Plan investments are shares of mutual funds managed by Fidelity. Fidelity is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions as the term is defined in Section 3 (14) of ERISA. At December 31, 2008 and 2007, the Plan held common stock of the company valued at $4,068,798 and $4,388,840, respectively.

Note 8 - Managed Income Portfolio

The Plan invests in the Fidelity Managed Income Portfolio; a commingled fund of the Fidelity Group Trust for Employee Benefit Plans and is managed by Fidelity Management Trust Company ("Fidelity"), the Plan's trustee. This fund seeks to preserve principal investments while earning interest income. This fund will try to maintain a net asset value of $1 per unit. The portfolio invests in investment contracts issued by insurance companies and other financial institutions, and in fixed income securities.

As described in Financial Accounting Standards Board Staff Position, FSP AAG-INV-1 and SOP 94-1-1, *Reporting of Fully Benefit-Responsive Investment Contracts held by Defined-Contribution Health and Welfare and Pension Plans* (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan.

As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment in the Managed Income Portfolio as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Page 10 of 13

Note 8 – cont'd -
Participant contributions are maintained in a general account which is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan. In addition, the terms of the guaranteed investment contract do not permit the issuing insurance company to terminate the agreement prior to the scheduled maturity date.

Investment contracts have been presented in the financial statements at fair value, with a corresponding adjustment to contract value, because such investments are deemed to be fully benefit-responsive in that they provide that trust participants may make withdrawals, or transfer of all or a portion of their account balance, at contract value during the term of the contract. Contract value represents contributions made under the contract, plus earnings on the
underlying investments, less participant withdrawals and administrative expenses. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The fair value and contract value were as follows for the periods present:

The wrap contracts provide a guarantee that the crediting rate will not fall below zero percent. The market value yield on the underlying investments and the contract value yield credited to participants were 3.57 percent and 3.04 percent, respectively, for 2008 and 4.82 percent and 4.40 percent, respectively, for 2007.

	Fair Value December 31		Contract Value December 31	
	2008	2007	**2008**	2007
Fidelity Managed Income Portfolio	**$ 8,903,905**	$ 8,403,597	**$ 9,384,200**	$ 8,494,923

Note 9 - Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	2008	2007
Net assets available for benefits, per financial statements	**$ 54,923,696**	$ 72,692,299
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	**(480,295)**	(91,326)
Net assets available for benefits, per Form 5500	**$ 54,443,401**	**$ 72,600,973**

The following is a reconciliation of the changes in net assets per the financial statements to the Form 5500:

	2008
Net decrease in net assets available for benefits, per the financial statements	**$ (17,768,603)**
Earnings adjustment from fair value to contract value for fully benefit-responsive investment contracts	**(388,969)**
Net decrease in net assets available for benefits, per Form 5500	**$ (18,157,572)**

Plan No. 005
EIN 03-0111290

CENTRAL VERMONT PUBLIC SERVICE CORPORATION
EMPLOYEE SAVINGS AND INVESTMENT PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2008

Identity of Issue, Borrower, Lessor, or Similar Party	Units	Cost **	Current Value
*Fidelity Freedom Income Fund	26,944.137		$ 257,586
*Fidelity Freedom 2000 Fund	2,430.177		$ 24,423
*Fidelity Freedom 2005 Fund	4,149.457		$ 34,814
*Fidelity Freedom 2010 Fund	270,762.692		$ 2,805,101
*Fidelity Freedom 2015 Fund	132,081.168		$ 1,130,615
*Fidelity Freedom 2020 Fund	201,850.606		$ 2,028,599
*Fidelity Freedom 2025 Fund	77,347.062		$ 636,566
*Fidelity Freedom 2030 Fund	120,612.714		$ 1,177,180
*Fidelity Freedom 2035 Fund	36,122.832		$ 290,066
*Fidelity Freedom 2040 Fund	57,659.787		$ 322,318
*Fidelity Freedom 2045 Fund	12,230.410		$ 80,476
*Fidelity Freedom 2050 Fund	9,633.651		$ 62,233
*Fidelity Ret Gov't MM	27.100		$ 27
*Fidelity Managed Income Portfolio	9,384,199.480		$ 8,903,905
*Fidelity Institutional Short-Intermediate Government Fund	353,798.140		$ 3,598,127
Vanguard Total Bond Market Index Fund	11,205.764		$ 114,075
*Fidelity Balanced Fund	408,713.094		$ 5,362,316
Spartan U.S. Equity Index Fund	10,736.957		$ 342,509
Davis New York Venture Fund, Inc. - Class A	66,063.517		$ 1,560,420
*Fidelity Disciplined Equity Fund	340,676.707		$ 5,931,181
*Fidelity Low-Priced Stock Fund	76,197.049		$ 1,761,676
*Fidelity Mid-Cap Stock Fund	160,748.265		$ 2,509,281
Morgan Stanley Institutional Fund, Inc. - Small Company Growth Investment Class I	60,512.613		$ 461,711
AIM International Growth A	29,118.302		$ 540,727
American Funds Growth Fund Class R4	243,631.465		$ 4,950,592
Dodge & Cox International Stock	75,257.094		$ 1,648,130
American Beacon Small Cap Value Fund Plan Ahead Class	53,487.969		$ 616,182
American Beacon Large Cap Value Fund Plan Ahead Class	41,806.009		$ 548,077
USAA Nasdaq - 100 Index Fund	84,566.228		$ 316,278
*Central Vermont Public Service Corporation	170,528.000		$ 4,068,798
Money Market Funds	192,838.600		$ 555,113
*Fidelity BrokerageLink	1,032,799.040		$ 670,964
Funds Total			$ 53,310,066
*LOANS TO PARTICIPANTS - Rate of Interest 6.25% to 10.0 %			$ 1,130,260
TOTAL INVESTMENTS			$ 54,440,326

Notes:
* Party-in-interest
** Cost has been omitted as investments are participant directed.

CENTRAL VERMONT PUBLIC SERVICE CORPORATION
EMPLOYEE SAVINGS AND INVESTMENT PLAN

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Employee Savings and Investment Plan ("ESIP") Committee have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

CENTRAL VERMONT PUBLIC SERVICE CORPORATION
EMPLOYEE SAVINGS AND INVESTMENT PLAN

By /s/ Joan F. Gamble
    Chair, ESOP/ESIP (401-K) Committee
    Vice President, Strategic Change & Business Services

Dated: June 25, 2009

EXHIBIT INDEX

Exhibit No.
23.1   Consent of Independent Registered Public Accounting Firm

Exhibit 23.1

CENTRAL VERMONT PUBLIC SERVICE CORPORATION
EMPLOYEE SAVINGS AND INVESTMENT PLAN

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference into Central Vermont Public Service Corporation's previously filed Form S-3 Registration Statement, File No. 333-141681 and No. 333-151019 and Form S-8 Registration Statements, File No. 333-39664, No. 333-57001, No. 333-58102, and No. 333-152872 of our report dated June 23, 2009 appearing in this Annual Report on Form 11-K of the Central Vermont Public Service Corporation Savings and Investment Plan for the year ended December 31, 2008.

/s/ McSoley McCoy & Company

June 23, 2009
South Burlington, VT

VT Reg. No. 92-349